[LOGO] TENON
WOOD SOLUTIONS TO THE WORLD                                         NEWS RELEASE


TO:        THE BUSINESS EDITOR
From:      Paul Gillard - Director, Corporate & Legal Services, TENON LIMITED
Telephone: 64-9-571 9846
Fax:       64-9-571 9872


Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.

Information on Tenon Limited can be found at HTTP://WWW.TENON.CO.NZ.


                STOCK EXCHANGE LISTING: NEW ZEALAND (TEN) (TENPA)
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                 TENON OBTAINS BINDING TAX RULING IN RESPECT OF
                         PROPOSED SECOND CAPITAL RETURN


Auckland, 22 November, 2004 - Tenon advised today that it had received a binding ruling from the Inland Revenue Department, confirming that the proposed return of capital to be made in February 2005 will NOT be a dividend for New Zealand tax purposes. As a result of this binding ruling, the Company is not required to deduct any New Zealand tax from the proposed return of capital to all shareholders, whether they are New Zealand residents or non residents.

No  further  tax  obligations   arise  with  respect  to  New  Zealand  resident
shareholders holding their Tenon shares on capital account.

All other shareholders should consult their tax advisors with respect to their tax obligations.

The proposed capital return is subject to the approval of the Company's shareholders at a Shareholders' Meeting to be held on Wednesday, 22 December 2004.


ENDS